Exhibit 99.14

Linear Gold Continues to Expand Gold and Copper Mineralization at the Cerro la Mina Project, Mexico

April 2, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to provide new drilling results from the Cerro la Mina gold, copper, molybdenum project located on its 100% owned Ixhuatan property in Chiapas, Mexico.

Two new drill holes, IXCM07-20 and IXCM07-21, have continued to expand the porphyry gold, copper, and molybdenum mineralization discovered at Cerro la Mina including a zone of bonanza grade gold mineralization intersected in IXCM07-21.  The results from these two holes expand the known precious and base metal mineralization to the northwest and demonstrate that mineralization continues at depth.   Final results from the end of hole IXCM06-16 have also increased the interval length of gold, copper, and molybdenum mineralization previously reported for that hole.

A table of recent assay results from drilling at Cerro la Mina is included with this press release, and a Drill Hole Location Map is posted on Linear Gold’s website at www.lineargoldcorp.com.

Highlights from recent work include:

•

Hole IXCM07-20 identified multiple zones of gold, copper, and molybdenum mineralization extending from 0 to 712 metres depth.  These intersections include 38 metres of oxide mineralization grading 0.9 grams per tonne gold, and a deeper sulfide intersection, 374 metres in length, grading 0.6 grams per tonne gold, 0.25% copper, and 0.01% molybdenite (MoS21).  The combined gold and copper content from the 374 metre sulfide interval yield a gold equivalent of 1.1 grams per tonne (AuEq2) or a 0.56% copper equivalent (CuEq2).  Results from 712 to 800 metres depth are pending.

•

Hole IXCM07-21 cut numerous intervals of gold, copper, and molybdenum mineralization extending from 96 to 618 metres depth that includes a zone of bonanza-grade gold mineralization.  Intersections include a 496 metre sulfide interval grading 0.6 grams per tonne gold and 0.17% copper (1.0 grams per tonne AuEq or 0.47% CuEq).

•

Hole IXCM07-21 intersected an 8.0 metre gold zone grading 40.3 grams per tonne gold and 0.51 % copper that includes values as high as 87.7 grams per tonne gold.

•

Results from the final 69 metres of hole IXCM06-16, combined with previously reported results, have extended the intersection in that hole to 493 metres from 108 to 601 metres depth, grading 0.5 grams per tonne gold, 0.28% copper, and 0.04% molybdenite (1.1 grams per tonne AuEq or 0.54% CuEq).  This extends the previously reported interval by an additional 69 metres.

Table of Assay Results from Drilling at Cerro la Mina

Hole ID	From (metres)	To (metres)	Intercept[3] (metres)	Gold (grams per tonne)	Copper (%)	Molybdenite (MoS2[1]%)	AuEq[2] (grams per tonne)	CuEq[2] (%)	Comment
IXCM07-20	0	106	106	0.5	0.05	0.01	na	na	Mixed
including	0	58	58	0.7	0.04	0.01	na	na	Oxide
including	20	58	38	0.9	0.04	0.01	na	na	Oxide
IXCM07-20	164	190	26	0.6	0.21	0.05	1.0	0.50	Sulfide
IXCM07-20	338	712	374	0.6	0.25	0.01	1.1	0.56	Sulfide 712-800 m pending
including	338	412	74	0.7	0.40	0.03	1.6	0.77	Sulfide
including	526	712	186	0.7	0.22	0.00	1.2	0.58	Sulfide

IXCM07-21	96	122	26	0.4	0.04	0.04	na	na	Oxide
IXCM07-21	122	618	496	0.6	0.17	0.02	1.0	0.47	Sulfide[4]
including	122	156	34	1.1	0.40	0.04	1.9	0.93	Sulfide
including	184	210	26	0.6	0.40	0.07	1.4	0.71	Sulfide
including	254	258	4	1.3	0.09	0.04	1.5	0.72	Sulfide
including	272	278	6	1.3	0.20	0.02	1.7	0.85	Sulfide
including	278	286	8	40.3	0.51	0.03	na	na	Sulfide
including	314	392	78	0.8	0.20	0.03	1.3	0.62	Sulfide
including	428	466	38	0.5	0.24	0.02	0.9	0.47	Sulfide
including	532	618	86	0.7	0.15	0.00	1.0	0.50	Sulfide

IXCM06-16	108	532	424	0.5	0.30	0.05	1.1	0.57	Sulfide
IXCM06-16	108	601	493	0.5	0.28	0.04	1.1	0.54	Sulfide
including	532	601	69	0.4	0.17	0.01	0.8	0.39	Sulfide

1.

Molybdenite  (MoS2%)  = Mo%  x 1.6681.

2.

Gold and copper equivalents are calculated using metal prices of US$425/oz for gold and US$1.25/lb for copper.  AuEq gpt = Au gpt + (Cu % x 27.56/13.66).   CuEq % = Cu % + (Au g/t x 13.66/27.56).   Gold and copper equivalents have not been adjusted for metallurgical recoveries.  MoS2 is not used in the calculation of gold and copper equivalents.

3.

Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

4.

Gold grades for this interval are capped at 7.0 grams per tonne to reduce the influence of the high-grade interval from 278 to 286 metres.

Linear Expands Gold, Copper, and Molybdenum Mineralization and Cuts Bonanza-Grade Gold at Cerro la Mina

Two deep drill holes were completed during the past month at Cerro la Mina, and results were received for the final 69 metres of hole IXCM06-16.  Holes IXCM07-20 and IXCM07-21 have cut long intersections of porphyry-related gold, copper, and molybdenum mineralization, and this drilling verifies the continuity of mineralization extending from the near surface to significant depths.  In addition, hole IXCM07-21 has identified bonanza grade gold mineralization for the first time at Cerro la Mina.

Hole IXCM07-20 was collared 150 metres west-northwest of hole IXCM06-09 and 265 metres southwest of hole IXCM06-16.  This hole was drilled with an azimuth of 103 degrees and an inclination of -75 degrees, and was designed to test the deeper levels of the mineralized system to the south of and below hole IXCM06-09.    From 0 to 58 metres the hole encountered a supergene leached zone of oxide gold mineralization that grades 0.7 grams per tonne gold including a 38 metre interval that averages 0.9 grams per tonne gold.  Below the zone of oxidation, the hole intersected multiple zones of mineralization including a 374 metre interval from 338 to 712 metres depth that grades 0.6 grams per tonne gold, 0.25 % copper (1.1 grams per tonne AuEq or 0.56% CuEq), and 0.01% molybdenite (MoS2).  This interval includes a 74 metre interval that grades 0.7 grams per tonne gold, 0.40% copper (1.6 grams per tonne AuEq or 0.77% CuEq), and 0.03% molybdenite (MoS2), and the final 186 metres of the hole grades 0.7 grams per tonne gold and 0.22% copper (1.2 grams per tonne AuEq or 0.58% CuEq).  Results are still pending for the final 88 metres to a final depth of 800 metres.  Hole IXCM07-20 encountered over 500 metres of gold, copper and molybdenum mineralization and deepens the known mineralization below the end of hole IXCM06-09 by an additional 420 metres.  This hole in combination with hole IXCM06-09 outlines a thick zone of mineralization that extends from the surface to a depth exceeding 675 metres.

Hole IXCM07-21 was drilled 95 metres west of hole IXCM06-16 at an azimuth of 235 degrees and an inclination of -75 degrees.  This hole successfully expands the known gold, copper, and molybdenum mineralization to the northwest of the system that was previously outlined by drilling.  From 96 to 122 metres, the hole intersected a supergene leached oxide interval that grades 0.4 grams per tonne gold, 0.04% copper, and 0.04% molybdenite (MoS2).  Below the zone of oxidation, a 496 metre long interval from 122 metres to the end of the hole at 618 metres grades 0.6 grams per  gold, 0.17% copper (1.0 grams per tonne AuEq or 0.47% CuEq), and 0.02 molybdenite (gold assay grades from this interval were capped at 7.0 grams per tonne gold).  Most notably, an 8 metre long high-grade gold interval from 278 to 286 metres depth grades 40.3 grams per tonne gold and 0.51 % copper, with individual gold assay values ranging as high as 87.7 grams per tonne gold.  The final 86 metres of the hole from 532 metres to 618 metres depth grade 0.7 grams per tonne gold and 0.15% copper (1.0 grams per tonne AuEq or 0.50% CuEq).  From the surface, hole IXCM07-21 cut through a strongly altered cap rock before encountering significant mineralization at 96 metres depth.

Results for the final 69 metres of hole IXCM06-16 have been received since the initial reporting for this hole.  The final 69 metres from 532 to 601 metres depth grade 0.4 grams per tonne gold and 0.17% copper (0.8 grams per tonne AuEq or 0.39% CuEq).  Combined with previously reported results, hole IXCM06-16 cut a 493 metre long interval from 108 to 601 metres depth that grades 0.5 grams per tonne gold, 0.28% copper (1.1 grams per tonne AuEq or 0.54% CuEq), and 0.04% molybdenite (MoS2).

The three deep drill holes completed at Cerro la Mina along with the shallower-depth holes have begun to outline a larger zone of important gold, copper, and molybdenum mineralization.  This drill outlined zone currently extends over an area roughly 225 metres by 225 metres.  The gold, copper, and molybdenum porphyry-related system is exposed at the surface and has now been shown to have a vertical extent of at least 675 metres as indicated by holes IXCM06-09 and IXCM07-20.  The immediate system remains open at depth, and also to the northwest, north, and east.   Additionally, the high-grade gold mineralization cut by hole IXCM07-21 adds an important exploration element to the greater porphyry-related system.

Two deep capacity drills are currently dedicated to the Cerro la Mina area. The current drilling plan will continue to explore for the extensions of the porphyry related mineralization to the north, northwest, and east, and will utilize a mixture of deep and mid-depth drill holes.  A third drill continues to explore along the Laguna Grande trend, and a fourth drill will soon be added to accelerate the exploration of several geophysical and geochemical targets outlined at Ixhuatan.

Wade Dawe, Linear Gold’s President and Chief Executive Officer states: “We are encouraged by the significant thicknesses of mineralization identified at Cerro la Mina and by the recognition of high-grade gold intersections. The scale of the surface alteration system suggests that we have identified only a small portion of the overall system to date.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist and Linear’s Vice President of Exploration, who serves as the qualified person for this project under National Instrument 43-101.  All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K. Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”.  Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement.  However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed or implied.   These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.

Regarding the use of gold and copper equivalents (AuEq and CuEq):

Gold and Copper equivalency or “AuEq” and “CuEq” is a method of expressing poly-metallic deposits by the grade of the primary mineralization in value.  As used here, gold and copper have been stated as part of the copper and gold equivalent grades.  AuEq and CuEq as used here are based on assumed metal prices of US$425/oz for gold and US$1.25/lb for copper.  MoS2 has not been included in the equivalent calculation.  Gold and copper equivalents have not been adjusted for metallurgical recoveries, and adjustments in the relative value of these metals can significantly change the AuEq and the CuEq.  AuEq and CuEq are provided for descriptive purposes only.